UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018

Commission File Number: 001-38438

Spotify Technology S.A.

(Translation of registrant’s name into English)

42-44, avenue de la Gare

L- 1610 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Spotify Technology S.A.

Interim condensed consolidated financial statements

For the three and nine months ended September 30, 2018

PART I – FINANCIAL INFORMATION

Item 1. Financial Statements

Interim condensed consolidated statement of operations

(Unaudited)

(in € millions, except share and per share data)

		Three months ended September 30,		Nine months ended September 30,
	Note	2018	2017	2018	2017
Revenue	4	1,352	1,032	3,764	2,941
Cost of revenue		1,010	802	2,810	2,374
Gross profit		342	230	954	567
Research and development		135	98	393	273
Sales and marketing		146	138	457	394
General and administrative		67	67	241	191
		348	303	1,091	858
Operating loss		(6)	(73)	(137)	(291)
Finance income	5	10	14	66	82
Finance costs	5	(85)	(219)	(582)	(429)
Share in (losses)/earnings of associate		(1)	—	(1)	1
Finance income/(costs) - net		(76)	(205)	(517)	(346)
Loss before tax		(82)	(278)	(654)	(637)
Income tax (benefit)/expense	6	(125)	—	(134)	2
Net income/(loss) attributable to owners of the parent		43	(278)	(520)	(639)

Earnings/(loss) per share attributable to owners of the parent
Basic	7	0.24	(1.84)	(2.96)	(4.24)
Diluted	7	0.23	(1.84)	(2.96)	(4.24)
Weighted-average ordinary shares outstanding
Basic	7	180,510,524	151,289,732	175,835,503	150,840,515
Diluted	7	188,120,122	151,289,732	175,835,503	150,840,515

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Interim condensed consolidated statement of comprehensive income/(loss)

(Unaudited)

(in € millions)

		Three months ended September 30,		Nine months ended September 30,
	Note	2018	2017	2018	2017
Net income/(loss) attributable to owners of the parent		43	(278)	(520)	(639)
Other comprehensive income/(loss):
Items that may be subsequently reclassified to condensed consolidated statement of operations (net of tax):
(Losses)/gains on short term investments	19	(2)	1	(2)	3
Gains on cash flow hedging instruments	19	1	—	1	—
Exchange differences on translation of foreign operations		(1)	(3)	(12)	(4)
Items not to be subsequently reclassified to condensed consolidated statement of operations (net of tax):
Gain in the fair value of long term investments	19	481	—	527	—
Other comprehensive income/(loss) for the period (net of tax)		479	(2)	514	(1)
Total comprehensive income/(loss) for the period attributable to owners of the parent		522	(280)	(6)	(640)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Interim condensed consolidated statement of financial position

(in € millions)

	Note	September 30, 2018	December 31, 2017
		(Unaudited)
Assets
Non-current assets
Property and equipment	8	135	73
Intangible assets including goodwill	9	173	162
Investment in associate		—	1
Long term investments	19	1,589	910
Restricted cash and other non-current assets	10	65	54
Deferred tax assets	6	11	9
		1,973	1,209
Current assets
Trade and other receivables	14	359	360
Income tax receivable		2	—
Short term investments	19	669	1,032
Cash and cash equivalents		1,095	477
Other current assets		35	29
		2,160	1,898
Total assets		4,133	3,107
Equity and liabilities
Equity
Share capital		—	—
Other paid in capital		3,783	2,488
Other reserves	11	758	177
Accumulated deficit		(2,947)	(2,427)
Equity attributable to owners of parent		1,594	238
Non-current liabilities
Convertible notes	13	—	944
Accrued expenses and other liabilities	17	78	56
Provisions	18	8	6
Deferred tax liabilities	6	2	3
		88	1,009
Current liabilities
Trade and other payables	15	384	341
Income tax payable		3	9
Deferred revenue	16	240	216
Accrued expenses and other liabilities	17	1,064	881
Provisions	18	49	59
Derivative liabilities	19	711	354
		2,451	1,860
Total liabilities		2,539	2,869
Total equity and liabilities		4,133	3,107

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Interim condensed consolidated statement of changes in equity/(deficit)

(Unaudited)

(in € millions)

	Note	Share capital	Other paid in capital	Other reserves	Accumulated deficit	(Deficit)/Equity attributable to owners of parent
Balance at January 1, 2017		—	830	122	(1,192)	(240)
Loss for the period		—	—	—	(639)	(639)
Other comprehensive income		—	—	(1)	—	(1)
Issuance of shares upon exercise of stock options and restricted stock units	12	—	22	—	—	22
Issuance of ordinary shares related to business combination		—	2	—	—	2
Share-based payments	12	—	—	51	—	51
Income tax impact associated with share-based payments		—	—	2	—	2
Balance at September 30, 2017		—	854	174	(1,831)	(803)
Balance at January 1, 2018		—	2,488	177	(2,427)	238
Loss for the period		—	—	—	(520)	(520)
Other comprehensive income		—	—	514	—	514
Issuance of new shares		—	4	—	—	4
Issuance of shares upon exercise of stock options and restricted stock units	12	—	146	—	—	146
Restricted stock units withheld for employee taxes		—	—	(2)	—	(2)
Issuance of shares upon exchange of Convertible Notes	19	—	1,145	—	—	1,145
Share-based payments	12	—	—	66	—	66
Income tax impact associated with share-based payments		—	—	3	—	3
Balance at September 30, 2018		—	3,783	758	(2,947)	1,594

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Interim condensed consolidated statement of cash flows

(Unaudited)

(in € millions)

		Nine months ended September 30,
	Note	2018	2017
Operating activities
Net loss		(520)	(639)
Adjustments to reconcile net loss to net cash flows
Depreciation of property and equipment	8	17	35
Amortization of intangible assets	9	7	6
Share-based payments expense	12	65	51
Finance income	5	(66)	(82)
Finance costs	5	582	429
Income tax (benefit)/expense		(134)	2
Share in losses/(earnings) of associate		1	(1)
Other		(8)	1
Changes in working capital:
Increase in trade receivables and other assets		(2)	(66)
Increase in trade and other liabilities		234	252
Increase in deferred revenue	16	21	34
(Decrease)/increase in provisions	18	(10)	47
Interest received		15	13
Income tax (paid)/received		(8)	2
Net cash flows from operating activities		194	84
Investing activities
Purchases of property and equipment	8	(60)	(15)
Purchases of short term investments	19	(769)	(904)
Sales and maturities of short term investments	19	1,160	843
Change in restricted cash	10	(9)	(35)
Other		(44)	(45)
Net cash flows from/(used in) investing activities		278	(156)
Financing activities
Proceeds from the issuance of ordinary shares		4	—
Proceeds from exercise of share options	12	146	22
Other		(3)	5
Net cash flows from financing activities		147	27
Net increase in cash and cash equivalents		619	(45)
Cash and cash equivalents at beginning of the period		477	755
Net foreign exchange losses on cash and cash equivalents		(1)	(42)
Cash and cash equivalents at September 30		1,095	668
Supplemental disclosure of cash flow information
Non-cash investing and financing activities
Purchases of property and equipment in trade and other liabilities	8	22	8
Issuance of shares upon exchange of Convertible Notes	19	1,145	—

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Notes to the interim condensed consolidated financial statements

(Unaudited)

1.	Corporate information

Spotify Technology S.A. (the “Company” or “parent”) is a public limited company incorporated and domiciled in Luxembourg. The Company’s registered office is 42-44 avenue de la Gare, L1610, Luxembourg.

The principal activity of the Company and its subsidiaries (the “Group,” “we,” “us,” or “our”) is music streaming. The Group’s premium service (“Premium Service”) provides users with unlimited online and offline high-quality streaming access to its catalog. The Premium Service offers a commercial-free music experience. The Group’s ad-supported service (“Ad-Supported Service,” and together with the Premium Service, the “Service”) has no subscription fees and provides users with limited on-demand online access to the catalog. The Group depends on securing content licenses from a number of major and minor content owners and other rights holders in order to provide its service.

On April 3, 2018, the Group completed a direct listing of the Company’s ordinary shares on the New York Stock Exchange (“NYSE”).

2.	Basis of preparation and summary of significant accounting policies

The interim condensed consolidated financial statements of Spotify Technology S.A. for the three and nine months ended September 30, 2018 and 2017 have been prepared in accordance with IAS 34 Interim Financial Reporting. The interim financial information is unaudited. The interim financial information reflects all normal recurring adjustments that are, in the opinion of management, necessary to fairly present the information set forth herein. The interim condensed consolidated financial statements should be read in conjunction with the Group’s consolidated financial statements for the year ended December 31, 2017, as they do not include all the information and disclosures required in the annual consolidated financial statements. Interim results are not necessarily indicative of the results for a full year. The interim condensed consolidated financial statements are presented in millions of Euros.

On January 1, 2018, the Group adopted International Financial Reporting Standard (“IFRS”) 9, Financial Instruments, which replaces IAS 39, Financial Instruments: Recognition and Measurement. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. Under the provisions of the standard, the Group made the election to present in other comprehensive income, changes in the fair value of its long term investment in Tencent Music Entertainment Group (“TME”), a private company that provides digital music services to users including streaming, online live broadcasts, and karaoke services, without recognizing fair value changes to profit and loss upon derecognition. The Group concluded that the accounting treatment of its remaining financial assets, financial liabilities and derivative instruments under IAS 39 was in accordance with the requirements of IFRS 9 and, therefore, there was no material impact on the Group’s condensed consolidated financial statements upon adoption of the standard.

In June 2017, the International Accounting Standards Board (“IASB”) issued IFRIC Interpretation 23, Uncertainty over Income Tax Treatments. The interpretation is applicable for annual reporting periods beginning on or after January 1, 2019. The interpretation clarifies application of recognition and measurement requirements in IAS 12 Income Taxes when there is uncertainty over income tax treatments. The interpretation specifically addresses whether an entity considers uncertain tax treatments separately, the assumptions an entity makes about the examination of tax treatments by taxation authorities, how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates and how an entity considers changes in facts and circumstances related to uncertain tax treatments. The Group is continuing to assess the impact of IFRIC Interpretation 23 and the method of adoption, but does not expect it to have any material impact on the Group’s condensed consolidated financial statements.

In January 2016, the IASB published IFRS 16, Leases, its new leasing standard, which will replace the current guidance in IAS 17, Leases, and related interpretations IFRIC 4, SIC-15 and SIC-27. The new standard requires lessees to recognize a lease liability reflecting future lease payments and a ‘right-of-use asset’ for virtually all lease contracts. The standard applies to annual periods beginning on or after January 1, 2019, with earlier application permitted. The Group expects the valuation of right-of-use assets and lease liabilities, previously described as operating leases, to be the present value of its forecasted future lease commitments. The Group will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset.

On January 1, 2019, the Group will adopt IFRS 16 using the modified retrospective approach and recognize the cumulative effect of initially applying the standard as an adjustment to accumulated deficit. The group intends to elect the available practical expedients on adoption. Although the Group is in the process of evaluating the impact of adoption on its consolidated financial statements, the Group currently believes the most significant change will be related to the recognition of right-of-use assets and lease liabilities on the Group's balance sheet for real estate operating leases, along with the net impact on transition recorded to accumulated deficit, and deferred tax assets, potentially unrecognized, resulting from the aforementioned changes. The Group’s statement of operations after adoption will reflect additional depreciation expense due to the right-of use assets and an increase in finance costs for effective interest expense on its lease liabilities and be partially offset by a reduction in rental expenses.

There will be no impact to the overall statement of cash flows. However, operating cash flows will be positively impacted, while financing cash flows will be negatively impacted due primarily to the classification of principal payments on its lease liabilities. The Group will also be required to disclose additional qualitative and quantitative disclosures as required by the standard within its post adoption interim and annual financial statements.

Other than as mentioned above, the accounting policies adopted in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of our consolidated financial statements for the year ended December 31, 2017. None of the new or amended standards and interpretations as of January 1, 2018 have had a material impact on our financial result or position.

3.	Critical accounting estimates and judgments

In preparing these interim condensed consolidated financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation and uncertainty were the same as those applied to the consolidated financial statements for the year ended December 31, 2017.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events.

4.	Segment information

The Group has two reportable segments: Premium and Ad-Supported. The Premium Service is a paid service in which customers can listen on-demand and offline. Revenue is generated through subscription fees. The Ad-Supported Service is free to the user. Revenue is generated through the sale of advertising. Royalty costs are primarily recorded in each segment based on specific rates for each segment agreed to with rights holders. The remaining royalties that are not specifically associated to either of the segments are allocated based on user activity or the revenue recognized in each segment. No operating segments have been aggregated to form the reportable segments.

Key financial performance measures of the segments including revenue, cost of revenue, and gross profit are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
	(in € millions)
Premium
Revenue	1,210	923	3,397	2,655
Cost of revenue	894	711	2,502	2,107
Gross profit	316	212	895	548
Ad-Supported
Revenue	142	109	367	286
Cost of revenue	116	91	308	267
Gross profit	26	18	59	19
Consolidated
Revenue	1,352	1,032	3,764	2,941
Cost of revenue	1,010	802	2,810	2,374
Gross profit	342	230	954	567

Reconciliation of gross profit

General expenditures, finance income, finance costs, taxes, and share in (losses)/earnings of associate are not allocated to individual segments as these are managed on an overall group basis. The reconciliation between reportable segment gross profit to our loss before tax is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
	(in € millions)
Segment gross profit	342	230	954	567
Research and development	(135)	(98)	(393)	(273)
Sales and marketing	(146)	(138)	(457)	(394)
General and administrative	(67)	(67)	(241)	(191)
Finance income	10	14	66	82
Finance costs	(85)	(219)	(582)	(429)
Share in (losses)/earnings of associate	(1)	—	(1)	1
Loss before tax	(82)	(278)	(654)	(637)

Revenue by country

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
	(in € millions)
United States	513	395	1,402	1,141
United Kingdom	146	111	416	319
Luxembourg	1	1	2	2
Other countries	692	525	1,944	1,479
	1,352	1,032	3,764	2,941

Premium revenue is attributed to a country based on where the membership originates. Ad-Supported revenue is attributed to a country based on where the advertising campaign is viewed. There are no countries that individually make up greater than 10% of total revenue included in “Other countries.”

5.	Finance income and costs

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
	(in € millions)
Finance income
Fair value movements on derivative liabilities (Note 19)	—	9	3	69
Interest income	7	5	17	13
Other financial income	2	—	10	—
Foreign exchange gains	1	—	36	—
Total	10	14	66	82
Finance costs
Fair value movements on derivative liabilities (Note 19)	(83)	(78)	(360)	(141)
Fair value movements on Convertible Notes (Note 19)	—	(106)	(201)	(167)
Interest, bank fees, and other costs	(2)	(1)	(4)	(3)
Foreign exchange losses	—	(34)	(17)	(118)
Total	(85)	(219)	(582)	(429)

6.	Income tax

The effective tax rates for the three months ended September 30, 2018 and 2017 were (152.8)% and (0.1)%, respectively. The effective tax rates for the nine months ended September 30, 2018 and 2017 were (20.5)% and 0.3%, respectively. Drivers of our effective tax rate include permanent differences, withholding taxes, discrete benefit due to fair value gains, and unrecognized tax losses in certain jurisdictions. We operate in a global environment with significant operations in various jurisdictions outside Luxembourg. Accordingly, the consolidated income tax rate is a composite rate reflecting our earnings and the applicable tax rates in the various jurisdictions where we operate.

For the three and nine months ended September 30, 2018, the income tax benefit of €125 million and €134 million, respectively, was due primarily to the recognition of deferred taxes as a result of the unrealized increase in the fair value of our long term investment in TME.

Gross tax provisions were €2 million and €6 million as of September 30, 2018 and December 31, 2017, respectively. The gross tax provisions, if recognized, will result in a reduction of approximately €2 million to the provision for income taxes, therefore favorably impacting our effective tax rate. We include interest and penalties related to tax provisions within income tax (benefit)/expense on the condensed consolidated statements of operations and income tax payable in the condensed consolidated statement of financial position. Interest and penalties included in income tax expense were not material in any of the periods presented. Transactions recorded through other comprehensive income have been shown net of their tax impact, as applicable, based on currently enacted tax laws.

Net deferred tax assets of €9 million and €6 million have been recorded in the condensed consolidated statement of financial position as of September 30, 2018 and December 31, 2017, respectively. In evaluating the probability of realizing the deferred tax assets, we considered all available positive and negative evidence of future tax profit, including its past operating results and the forecast of market growth and earnings. As of September 30, 2018 and December 31, 2017, deferred tax assets of €357 million and €581 million have not been recognized.

7.	Earnings/(Loss) per share

Basic earnings/(loss) per share is computed using the weighted-average number of outstanding ordinary shares during the period. Diluted earnings/(loss) per share is computed using the weighted-average number of outstanding ordinary shares and excludes all anti-dilutive ordinary shares outstanding during the period. The computation of earnings/(loss) per share for the respective periods is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
	(in € millions, except share and per share data)
Basic earnings/(loss) per share
Net income/(loss) attributable to owners of the parent	43	(278)	(520)	(639)
Shares used in computation:
Weighted-average ordinary shares outstanding	180,510,524	151,289,732	175,835,503	150,840,515
Basic earnings/(loss) per share attributable to owners of the parent	0.24	(1.84)	(2.96)	(4.24)

Diluted earnings/(loss) per share
Net income/(loss) attributable to owners of the parent	43	(278)	(520)	(639)
Shares used in computation:
Weighted-average ordinary shares outstanding	180,510,524	151,289,732	175,835,503	150,840,515
Share options	7,423,136	—	—	—
Restricted stock units	141,681	—	—	—
Restricted stock awards	44,781	—	—	—
Diluted weighted-average ordinary shares	188,120,122	151,289,732	175,835,503	150,840,515
Diluted earnings/(loss) per share attributable to owners of the parent	0.23	(1.84)	(2.96)	(4.24)

Potential dilutive securities that were not included in the diluted earnings/(loss) per share calculations because they would be anti-dilutive were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Share options	1,096,380	14,170,480	12,588,362	14,170,480
Restricted stock units	—	208,240	108,463	208,240
Restricted stock awards	—	—	61,880	—
Warrants	6,720,000	6,720,000	6,720,000	6,720,000

8.	Property and equipment

	Property and equipment	Leasehold improvements	Total
	(in € millions)
Cost
At January 1, 2018	105	73	178
Additions	3	76	79
Disposals	(13)	(1)	(14)
Exchange differences	(1)	2	1
At September 30, 2018	94	150	244
Accumulated depreciation
At January 1, 2018	(84)	(21)	(105)
Depreciation charge	(11)	(6)	(17)
Disposals	12	—	12
Exchange differences	1	—	1
At September 30, 2018	(82)	(27)	(109)
Cost, net accumulated depreciation
At January 1, 2018	21	52	73
At September 30, 2018	12	123	135

9.	Intangible assets including goodwill

	Internal development costs and patents	Acquired intangible assets	Total	Goodwill	Total
	(in € millions)
Cost
At January 1, 2018	18	17	35	135	170
Additions	5	—	5	—	5
Acquisition, business combination	—	3	3	8	11
Exchange differences	—	—	—	2	2
At September 30, 2018	23	20	43	145	188
Accumulated amortization
At January 1, 2018	(6)	(2)	(8)	—	(8)
Amortization charge	(4)	(3)	(7)	—	(7)
At September 30, 2018	(10)	(5)	(15)	—	(15)
Cost, net accumulated amortization
At January 1, 2018	12	15	27	135	162
At September 30, 2018	13	15	28	145	173

Amortization charges of €3 million and €2 million are included in research and development in the condensed consolidated statement of operations during the three months ended September 30, 2018 and 2017, respectively. Amortization charges of €7 million and €5 million are included in research and development in the condensed consolidated statement of operations during the nine months ended September 30, 2018 and 2017, respectively. There were no impairment charges for the three and nine months ended September 30, 2018 and 2017.

10.	Restricted cash and other non-current assets

	September 30, 2018	December 31, 2017
	(in € millions)
Restricted cash
Lease deposits and guarantees	52	41
Other	2	1
Other non-current assets	11	12
	65	54

11.	Equity and Other Reserves

As of September 30, 2018 and December 31, 2017, the Company had 181,144,339 and 167,258,400 ordinary shares issued and outstanding, respectively, with an additional 2,756,701 and 0 ordinary shares held as treasury shares, respectively.

In October 2017, the Company’s shareholders authorized the issuance of up to 1,400,000,000 beneficiary certificates to shareholders of the Company without reserving to the Group’s existing shareholders a preemptive right to subscribe for the beneficiary certificates issued in the future. On February 16, 2018, the Company issued 10 beneficiary certificates per ordinary share held of record to entities beneficially owned by the Group’s founders, Daniel Ek and Martin Lorentzon. The beneficiary certificates carry no economic rights and are issued to provide the holders of such beneficiary certificates with additional voting rights. The beneficiary certificates, subject to certain exceptions, are non-transferable and shall be automatically canceled for no consideration in the case of sale or transfer of the ordinary share to which they are linked. The Company may issue additional beneficiary certificates under the total authorized amount at the discretion of its Board of Directors, of which the Group’s founders are members. As of September 30, 2018, the Group’s founders held 365,602,150 beneficiary certificates.

Other reserves

	2018	2017
	(in € millions)
Currency translation
At January 1	(7)	(4)
Currency translation	(10)	(4)
Gains reclassified to condensed consolidated statement of operations	(2)	—
At September 30	(19)	(8)
Short term investments
At January 1	(5)	(4)
(Losses)/gains on fair value that may be subsequently reclassified to condensed consolidated statement of operations	(4)	2
Losses reclassified to condensed consolidated statement of operations	2	1
At September 30	(7)	(1)
Long term investments
At January 1	(11)	—
Gains on fair value not to be subsequently reclassified to condensed consolidated statement of operations	664	—
Deferred tax on unrealized gains	(137)	—
At September 30	516	—
Cash flow hedges
At January 1	—	—
Gains on fair value	2	—
Gains reclassified to revenue	(5)	—
Losses reclassified to cost of revenue	4	—
At September 30	1	—
Share-based payments
At January 1	200	130
Share-based payments	66	51
Income tax impact associated with share-based payments	3	2
Restricted stock units withheld for employee taxes	(2)	—
At September 30	267	183
Other reserves at September 30	758	174

12.	Share-based payments

The expense recognized in the condensed consolidated statement of operations for share-based payments is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
	(in € millions)
Cost of revenue	1	1	2	1
Research and development	11	6	29	15
Sales and marketing	5	4	15	12
General and administrative	7	7	19	23
	24	18	65	51

Activity in the Group’s restricted stock units (“RSUs”) and restricted stock awards (“RSAs”) outstanding and related information is as follows:

	RSUs		RSAs
	Number of RSUs	Weighted average grant date fair value	Number of RSAs	Weighted average grant date fair value
		US$		US$
Outstanding at January 1, 2018	195,937	42.46	61,880	90.65
Granted	14,383	168.24	—	—
Forfeited	(7,911)	30.38	—	—
Released	(93,946)	40.12	—	—
Outstanding at September 30, 2018	108,463	62.05	61,880	90.65

Activity in our share options outstanding and related information is as follows:

	ESOP
	Number of options	Weighted average exercise price
		US$
Outstanding at January 1, 2018	14,646,720	48.73
Granted	3,203,040	140.26
Forfeited	(904,847)	58.60
Exercised	(4,336,431)	40.28
Expired	(20,120)	49.38
Outstanding at September 30, 2018	12,588,362	74.22
Exercisable at January 1, 2018	5,822,400	39.62
Exercisable at September 30, 2018	4,515,972	53.13

The weighted-average contractual life for the share options outstanding at September 30, 2018 is 3.1 years. The weighted average share price at exercise for options exercised during the nine months ended September 30, 2018 was US$153.77. The weighted average fair value of options granted during the nine months ended September 30, 2018 was US$38.82 per option.

The following table lists the inputs to the Black-Scholes option-pricing models used for share-based payments for the three and nine months ended September 30, 2018 and 2017:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Expected volatility (%)	32.3 – 34.3	33.7 – 43.5	32.0 – 34.7	33.7 – 43.5
Risk-free interest rate (%)	2.6 – 2.8	1.4 – 1.7	2.4 – 2.8	1.4 – 1.9
Expected life of share options (years)	2.5 – 4.2	2.5 – 4.2	2.5 – 4.4	2.5 – 4.4
Weighted average share price (US$)	168.24 – 189.52	78.25 – 87.68	123.13 – 189.52	50.70 – 87.68

13.	Convertible Notes

In January 2018, the Group entered into an exchange agreement with holders of the remaining balance of its Convertible Notes, pursuant to which the Group exchanged the remaining US$628 million of Convertible Notes, plus accrued interest of US$16 million, for an aggregate of 9,431,960 ordinary shares.

On April 3, 2018, the Group completed a direct listing of the Company’s ordinary shares on the NYSE. Upon the direct listing, the option for the Convertible Noteholders to unwind the January 2018 exchange transaction expired and, as a result, the Group recorded an expense of €123 million within finance costs to mark to market the Convertible Notes to the fair value based on the closing price of the Company’s ordinary shares on April 3, 2018. The Company then reclassified the Convertible Notes balance of €1.1 billion to Other paid in capital within Equity.

14.	Trade and other receivables

	September 30, 2018	December 31, 2017
	(in € millions)
Trade receivables	277	295
Less: provision for impairment of trade receivables	(15)	(23)
Trade receivables – net	262	272
Other	97	88
	359	360

15.	Trade and other payables

	September 30, 2018	December 31, 2017
	(in € millions)
Trade payables	263	242
Value added tax and sales taxes payable	108	91
Other current liabilities	13	8
	384	341

16.	Deferred revenue

	September 30, 2018	December 31, 2017
	(in € millions)
Deferred subscription revenue	238	215
Deferred advertising revenue	2	1
	240	216

17.	Accrued expenses and other liabilities

	September 30, 2018	December 31, 2017
	(in € millions)
Non-current
Deferred rent	77	55
Other accrued liabilities	1	1
	78	56
Current
Accrued fees to rights holders	765	639
Accrued salaries, vacation, and related taxes	35	34
Accrued social costs for options and RSUs	137	87
Other accrued expenses	127	121
	1,064	881
	1,142	937

18.	Provisions

	Legal contingencies	Other	Total
	(in € millions)
Carrying amount at January 1, 2018	53	12	65
Charged/(credited) to the condensed statement of operations:
Additional provisions	—	7	7
Utilized	(9)	(8)	(17)
Exchange differences	2	—	2
Carrying amount at September 30, 2018	46	11	57
As at January 1, 2018:
Current portion	53	6	59
Non-current portion	—	6	6
As at September 30, 2018:
Current portion	46	3	49
Non-current portion	—	8	8

Various legal actions, proceedings, and claims are pending or may be instituted or asserted against the Group. The results of such legal proceedings are difficult to predict and the extent of the Group’s financial exposure is difficult to estimate. The Group records a provision for contingent losses when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

Between December 2015 and January 2016, two putative class action lawsuits were filed against Spotify USA Inc. in the U.S. District Court for the Central District of California, alleging that the Group unlawfully reproduced and distributed musical compositions without obtaining licenses. These cases were subsequently consolidated in May 2016 and transferred to the U.S. District Court for the Southern District of New York in October 2016, as Ferrick et al. v. Spotify USA Inc., No. 1:16-cv-8412-AJN (S.D.N.Y.). In May 2017, the parties reached a signed class action settlement agreement that the court has preliminarily approved, pursuant to which the Group will be responsible for (i) a US$43 million cash payment to a fund for the class, (ii) all settlement administration and notice costs, expected to be between US$1 million to US$2 million, (iii) a direct payment of class counsel’s attorneys’ fees of up to US$5 million dollars, (iv) future royalties for any tracks identified by claimants, as well as other class members who provide proof of ownership following the settlement, and (v) reserving future royalties for unmatched tracks. On May 22, 2018, the court granted final approval of the settlement. The court’s order granting approval of the settlement has been appealed by objectors to the U.S. Court of Appeals for the Second Circuit. Those appeals are currently pending.

Even if the approval of the settlement is upheld on appeal, the Group may still be subject to claims of copyright infringement by rights holders who have purported to opt out of the settlement or who may not otherwise be covered by its terms.

19.	Financial instruments

Foreign exchange forward contracts

Cash flow hedges

The Group designated certain foreign exchange forward contracts as cash flow hedges when all the requirements of IFRS 9 Financial Instruments were met. The foreign exchange contracts help to protect the Group against the variability of forecasted foreign currency cash flows resulting from revenue, cost of revenue, and net asset or liability positions designated in currencies other than the Euro. The maximum original duration of any contract allowable under the hedging policy is thirteen months. The Group’s outstanding foreign exchange forward contracts designated as cash flow hedges have maturities of less than one year. The Group’s primary currency pairs used for cash flow hedges are Euro / U.S. dollar, Euro / Australian dollar, Euro / British pound, and Euro / Swedish krona. The notional principal of the foreign exchange contracts was approximately €946 million as of September 30, 2018. The following table summarizes the notional principal of the foreign currency exchange contracts by hedged line item in the condensed statement of operations as of September 30, 2018:

	Notional amount in foreign currency
	Australian dollar (AUD)	British pound (GBP)	Swedish krona (SEK)	U.S. dollar (USD)
	(in millions)
Hedged line item in condensed consolidated statement of operations
Revenue	183	269	1,137	28
Cost of revenue	141	194	773	17
Total	324	463	1,910	45

The Group recognizes the foreign exchange contracts from hedging activities as either assets or liabilities on the balance sheet and measures them at fair value. The Group reflects the gain or loss on the effective portion of a cash flow hedge as a component of other reserves and subsequently reclassifies cumulative gains and losses to revenue or cost of revenue, depending on the risk hedged, when the hedged transactions are recorded. If the hedged transactions become probable of not occurring, the corresponding amounts in other reserves would be immediately reclassified to finance costs. The Group evaluates hedge effectiveness at the inception of the hedge prospectively and records any ineffective portion of the hedge in finance costs in the condensed consolidated statement of operations. Interest charges or “forward points” on the foreign exchange contracts are excluded from the assessment of hedge effectiveness and are recorded in finance costs in the condensed consolidated statement of operations.

The asset and liability positions of the foreign exchange forward contracts are included in other current assets and derivative liabilities on the condensed consolidated statement of financial position, respectively.

Non designated hedges

Derivative instruments including foreign exchange forward contracts that do not meet the requirements in IFRS 9 Financial Instruments to be designated as a cash flow hedges are measured at fair value with changes in the fair value recorded in Finance income and costs. In the first quarter, the Group effectively closed its positions in foreign exchange forward contracts not designated as hedges and recognized a gain of €8 million in finance income associated with the changes in fair value of these instruments. For the three months ended September 30, 2018, there were no gains or losses recognized associated with the changes in fair value of these instruments.

Fair values

On January 1, 2018, the Group adopted IFRS 9, Financial Instruments. The Group concluded that the measurement and classification of its financial assets, financial liabilities, and derivative instruments under IAS 39 was in accordance with the requirements of IFRS 9 and, therefore, there was no impact on the Group’s condensed consolidated financial statements upon adoption of the standard.

The carrying amounts of certain financial instruments, including cash and cash equivalents, trade and other receivables, restricted cash, trade and other payables, and accrued expenses and other liabilities approximate fair value due to their relatively short maturities. All other financial assets and liabilities are accounted for at fair value.

The following tables summarize, by major security type, our financial assets and liabilities that are measured at fair value on a recurring basis, and the category using the fair value hierarchy:

Financial assets and liabilities by fair value hierarchy level	Level 1	Level 2	Level 3	September 30, 2018
	(in € millions)
Financial assets at fair value
Short term investments:
Government securities	184	62	—	246
Agency securities	—	7	—	7
Corporate notes	—	328	—	328
Collateralized reverse purchase agreements	—	88	—	88
Derivatives (designated for hedging):
Foreign exchange forwards	—	6	—	6
Derivatives (not designated for hedging):
Other	—	—	3	3
Long term investments	—	—	1,589	1,589
Total financial assets at fair value by level	184	491	1,592	2,267
Financial liabilities at fair value
Derivatives (not designated for hedging):
Warrants	—	—	706	706
Derivatives (designated for hedging):
Foreign exchange forwards	—	5	—	5
Total financial liabilities at fair value by level	—	5	706	711

Financial assets and liabilities by fair value hierarchy level	Level 1	Level 2	Level 3	December 31, 2017
	(in € millions)
Financial assets at fair value
Short term investments:
Government securities	206	38	—	244
Agency securities	—	7	—	7
Corporate notes	—	330	—	330
Collateralized reverse purchase agreements	—	451	—	451
Derivatives (not designated for hedging):
Foreign exchange forwards	—	2	—	2
Derivatives (designated for hedging):
Foreign exchange forwards	—	6	—	6
Long term investments	—	—	910	910
Total financial assets at fair value by level	206	834	910	1,950
Financial liabilities at fair value
Convertible Notes	—	—	944	944
Derivatives (not designated for hedging):
Contingent options	—	—	3	3
Warrants	—	—	346	346
Derivatives (designated for hedging):
Foreign exchange forwards	—	5	—	5
Total financial liabilities at fair value by level	—	5	1,293	1,298

All assets and liabilities for which fair value is measured or disclosed in the condensed consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

-	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities

-

Level 2: other techniques for which inputs are based on quoted prices for identical or similar instruments in markets that are not active, quoted prices for similar instruments in active markets, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the asset or liability

-	Level 3: techniques that use inputs that have a significant effect on the recognized fair value that require the Group to use its own assumptions about market participant assumptions

Our policy is to recognize transfers into and transfers out of fair value hierarchy levels at the end of each reporting period. During the nine months ended September 30, 2018 and the year ended December 31, 2017 there were no transfers between levels in the fair value hierarchy.

Recurring Fair Value Measurements

The following sections describe the valuation methodologies we use to measure our Level 3 financial instruments at fair value on a recurring basis.

Long term investments

Long term investments consist of non-controlling equity interests in private companies, primarily the Group’s approximate 9% investment in TME. These investments are carried at fair value through other comprehensive income. The fair value of unquoted ordinary shares of TME as of September 30, 2018 has been estimated using the latest fair value per ordinary share disclosed within TME’s initial registration statement on Form F-1 filed with the SEC. During the three months ended September 30, 2018, the Group recognized €605 million in mark to market gains on our investment in TME in other comprehensive income. The fair value of the long term investments may vary over time and is subject to a variety of risks including: company performance, macro-economic, regulatory, industry, and systemic risks of the equity markets overall.

The table below presents the changes in the long term investments:

2018
(in € millions)
At January 1	910
Changes in fair value recorded in other comprehensive income	663
Purchase of investment	16
At September 30	1,589

The impact on the fair value of the Group’s long term investments using reasonably possible alternative assumptions with an increase or decrease in the share price used to value our equity interests of 10% results in a range of €1,430 million to €1,748 million at September 30, 2018 and €819 million to €1,001 million at December 31, 2017.

Fair value of ordinary shares

On April 3, 2018, the Group completed a direct listing of the Company’s ordinary shares on the NYSE. The fair value of the Company’s ordinary shares subsequent to our direct listing is based on the NYSE closing ordinary share price of the Group.

The valuation of certain items in the interim condensed consolidated financial statements prior to the direct listing was consistent with our use of the Probability Weighted Expected Return Method (“PWERM”) to value the Company’s ordinary shares.

The fair value of the ordinary shares prior to the direct listing was determined using recent secondary market transactions in the Company’s ordinary shares and the PWERM, which is one of the recommended valuation methods to measure fair value in privately held companies with complex equity structures in the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Under this method, discrete future outcomes, including as a public company, non-public company scenarios, and a merger or sale, are weighted based on estimates of the probability of each scenario. In the Group’s application of this method, five different future scenarios are identified (high and low case public company, high and low case transaction, and private company). For each scenario, an equity value is calculated based on revenue multiples, derived from listed peer companies, which are applied on different (scenario-dependent) forecasted revenue. For the private company scenario, a discounted cash flow method also is considered in determining the equity value. Ordinary share values are weighted by the probability of each scenario in the valuation model. In addition, an appropriate discount adjustment is incorporated to recognize the lack of marketability due to being a closely held entity. Finally, the impact on the share value of recent financing and secondary trading are considered.

The PWERM valuations, up until the Group’s direct listing, weighted the different scenarios as follows:

March 31, 2018
Market Approach – High Case Public Company	55 – 70%
Market Approach – Low Case Public Company	28 – 35%
Market Approach – High Case Transaction	0 – 3%
Market Approach – Low Case Transaction	0 – 2%
Private Case – Income and Market Approaches	2 – 5%

The key assumptions used to estimate the fair value of the Company’s ordinary shares and contingent options using the PWERM, up until the Group’s direct listing, were as follows:

March 31, 2018
Revenue multiple used to estimate enterprise value	3.0
Discount rate (%)	13.0
Volatility (%)	32.5 – 35.0

Contingent options

The Group’s derivatives included contingent options that provided investors associated with the equity financings with downside protection.

The contingent options were measured on a recurring basis in the condensed consolidated statement of financial position and were Level 3 financial instruments recognized at fair value through the condensed consolidated statement of operations. The contingent options were valued using the models that included the value of the Company’s ordinary shares, including the assumptions for probability scenarios and PWERM as determined above. The key assumptions used to estimate the fair value of the options using the PWERM were consistent with those noted above.

Under each scenario, the Group computed the difference between a) the value of the new shares, valued with the embedded contingent options and b) the ordinary shares, valued without the embedded contingent options (“Ordinary Shares”) to derive an indication of the value of the contingent options for each scenario. The differential between new shares and the Ordinary Shares was discounted, where appropriate, to present value to arrive at an indication of the value of the contingent options for each scenario at the valuation date. Finally, the indicated values under each scenario were weighted based on the weightings noted above to determine the indicated value of the contingent options. Upon the direct listing, the Group reduced the fair value to nil to reflect the expiration of its contingent put options.

The table below presents the changes in the contingent options liability:

	2018	2017
	(in € millions)
At January 1	3	100
Gains recognized in condensed consolidated statement of operations	(3)	(69)
At September 30	—	31

The contingent options were included in derivative liabilities on the condensed consolidated statement of financial position. The change in estimated fair value was recognized within finance income or costs in the condensed consolidated statement of operations.

Warrants

The warrants are measured on a recurring basis in the condensed consolidated statement of financial position and are Level 3 financial instruments recognized at fair value through the condensed consolidated statement of operations. The warrants are valued using a Black-Scholes option-pricing model, which includes inputs determined from models that include the value of the Company’s ordinary shares, as determined above and additional assumptions used to estimate the fair value of the warrants in the option pricing model as follows:

September 30, 2018
Expected term (years)	0.6 – 1.71
Risk free rate (%)	1.98 – 2.73
Volatility (%)	32.5 – 35.0
Share price (US$)	133.53 – 180.83

The table below presents the changes in the warrants liability:

	2018	2017
	(in € millions)
At January 1	346	34
Issuance of warrant for cash	—	9
Non cash changes recognized in condensed consolidated statement of operations
Changes in fair value	343	149
Effect of changes in foreign exchange rates	17	(8)
At September 30	706	184

The warrant liability is included in derivative liabilities on the condensed consolidated statement of financial position. The change in estimated fair value is recognized within finance costs in the condensed consolidated statement of operations.

The impact on the fair value of the warrants with an increase or decrease in the Company’s ordinary share price of 10% results in a range of €609 million to €817 million at September 30, 2018 and €275 million to €403 million at December 31, 2017.

Convertible Notes

The Convertible Notes were measured on a recurring basis in the condensed consolidated statement of financial position and were Level 3 financial instruments recognized at fair value through the condensed consolidated statement of operations. At December 31, 2017, the Convertible Notes were valued at the assumed exchange to ordinary shares based on the fair value of the Company’s ordinary share price. The key assumptions to the fair value of ordinary shares has been discussed above.

On April 3, 2018, the Group completed a direct listing of the Company’s ordinary shares on the NYSE, and the option for the Convertible Noteholders to unwind the January 2018 exchange transaction expired. As a result, the Group recorded an expense of €123 million within finance costs to mark to market the Convertible Notes to the fair value based on the closing price of the Company’s ordinary shares on April 3, 2018. The Company then reclassified the Convertible Notes balance of €1.1 billion to Other paid in capital within Equity. Refer to Note 13.

The table below presents the changes in the Convertible Notes:

	2018	2017
	(in € millions)
At January 1	944	1,106
Non cash changes recognized in condensed consolidated statement of operations
Changes in fair value	221	297
Effect of changes in foreign exchange rates	(20)	(130)
Issuance of shares upon exchange of Convertible Notes	(1,145)	—
At September 30	—	1,273

20.	Contingencies

Various legal actions, proceedings, and claims are pending or may be instituted or asserted against the Group. These may include but are not limited to matters arising out of alleged infringement of intellectual property; alleged violations of consumer regulations; employment-related matters; and disputes arising out of supplier and other contractual relationships. As a general matter, the music and other content made available on the Group’s service are licensed to the Group by various third parties. Many of these licenses allow rights holders to audit the Group’s royalty payments, and any such audit could result in disputes over whether the Group has paid the proper royalties. If such a dispute were to occur, the Group could be required to pay additional royalties, and the amounts involved could be material. The Group expenses legal fees as incurred. The Group records a provision for contingent losses when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. An unfavorable outcome to any legal matter, if material, could have an adverse effect on the Group’s operations or its financial position, liquidity, or results of operations.

Since July 2017, six lawsuits alleging unlawful reproduction and distribution of musical compositions have been filed against the Group in (i) the U.S. District Court for the Middle District of Tennessee (Bluewater Music Services Corporation v. Spotify USA Inc., No. 3:17-cv-01051; Gaudio et al. v. Spotify USA Inc., No. 3:17-cv-01052; Robertson et al. v. Spotify USA Inc., No. 3:17-cv-01616; and A4V Digital, Inc. et al. v. Spotify USA Inc., 3:17-cv-01256), (ii) in the U.S. District Court for the Southern District of Florida (Watson Music Group, LLC v. Spotify USA Inc., No. 0:17-cv-62374), and (iii) the U.S. District Court for the Central District of California (Wixen Music Publishing Inc. v. Spotify USA, Inc., 2:17-cv-09288) (alleging that Spotify has infringed the copyrights in over 10,000 musical compositions). The complaints seek an award of damages, including the maximum statutory damages allowed under U.S. copyright law of US$150,000 per work infringed. The Group intends to vigorously defend the claims.

21.	Related party transactions

On April 1, 2016, the Group issued and sold the Convertible Notes to, among others, Rivers Cross Trust, an entity wholly owned by Barry McCarthy, the Group’s Chief Financial Officer. The original principal amount purchased by Rivers Cross Trust was approximately US$0.2 million. In January 2018, the Convertible Notes, plus accrued interest, were exchanged for ordinary shares. See Note 13.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Special Note Regarding Forward Looking Statements

This discussion and analysis reflects our historical results of operations and financial position and contains estimates and forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” and similar words are intended to identify estimates and forward-looking statements.

Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions; they are subject to numerous risks and uncertainties and are made in light of information currently available to us. Many important factors may adversely affect our results as indicated in forward-looking statements. These factors include, but are not limited to:

• our ability to attract prospective users and to retain existing users;

• our dependence upon third-party licenses for sound recordings and musical compositions;

• our ability to comply with the many complex license agreements to which we are a party;

• our ability to generate sufficient revenue to be profitable or to generate positive cash flow on a sustained basis;

• our lack of control over the providers of our content and their effect on our access to music and other content;

• our ability to accurately estimate the amounts payable under our license agreements;

• the limitations on our operating flexibility due to the minimum guarantees required under certain of our license agreements;

• our ability to obtain accurate and comprehensive information about music compositions in order to obtain necessary licenses or perform obligations under our existing license agreements;

• potential breaches of our security systems;

• risk associated with unauthorized access of our software and services and manipulation of stream counts and customer accounts;

• assertions by third parties of infringement or other violations by us of their intellectual property rights;

• risks related to our status as a foreign private issuer;

• dilution resulting from additional share issuances;

• the concentration of voting power among our founders who have and will continue to have substantial control over our business;

• tax-related risks;

• unanticipated changes relating to competitive factors in our industry;

• ability to hire and retain key personnel;

• changes in legislation or governmental regulations affecting us;

• international, national or local economic, social or political conditions;

• conditions in the credit markets; and

• risks associated with accounting estimates, currency fluctuations and foreign exchange controls.

We operate in an evolving environment. New risk factors and uncertainties emerge from time to time, and it is not possible for our management to predict all risk factors and uncertainties, nor are we able to assess the impact of all of these risk factors on our business or the extent to which any risk factor, or combination of risk factors, may cause actual results to differ materially from those contained in any forward-looking statements.

We qualify all of our forward-looking statements by these cautionary statements. For additional information, refer to the risk factors discussed under “Item 1A. Risk Factors” below and in our other filings with the U.S. Securities and Exchange Commission (“SEC”).

You should read this discussion and analysis completely and with the understanding that our actual future results may be materially different and worse from what we expect.

Overview

Our mission is to unlock the potential of human creativity by giving a million creative artists the opportunity to live off their art and billions of fans the opportunity to enjoy and be inspired by these creators.

We are the largest global music streaming subscription service. With a presence in 65 countries and territories and growing, our platform includes 191 million monthly active users (“MAUs”) and 87 million Premium Subscribers (as defined below) as of September 30, 2018.

Our users are highly engaged. We currently monetize our Service through both subscriptions and advertising. Our Premium Subscribers have grown 40% year-over-year as of September 30, 2018 to 87 million. Our 191 million MAUs have grown 28% year-over-year as of September 30, 2018.

Our results reflect the effects of our bi-annual trial programs, in addition to seasonal trends in user behavior and, with respect to our Ad-Supported Service, advertising behavior. Historically, Premium Subscriber growth accelerates when we run bi-annual trial programs in the summer and winter, which typically begin in the last month of the second and fourth quarters. This leads to decreases in gross margin in the first and third quarter of each year, as we absorb the promotional expenses of discounted trial offers.

For our Ad-Supported Service, we experience higher advertising revenues in the fourth quarter of each calendar year due to greater advertising demand during the holiday season. However, in the first quarter of each calendar year, we typically experience a seasonal decline in advertising revenue due to reduced advertiser demand. The rapid growth in our business to date has somewhat masked these trends. In the future, we expect these trends to become more apparent.

Key Performance Indicators

MAUs

We track MAUs as an indicator of the size of the audience engaged with our Service. We define MAUs as the total count of users of our Ad-Supported Service (“Ad-Supported Users”) and Premium Subscribers that have consumed content for greater than zero milliseconds in the last thirty days from the period-end indicated. Reported MAUs may overstate the number of unique individuals who actively use our Service within a thirty-day period as one individual may register for, and use, multiple accounts. Additionally, fraud and unauthorized access to our Service may contribute, from time to time, to an overstatement of MAUs, if undetected. Fraudulent accounts typically are created by bots to inflate content licensing payments to individual rights holders. We strive to detect and minimize these fraudulent accounts. Our MAUs in the tables below are inclusive of users that may have employed methods to limit or otherwise avoid being served advertisements. For additional information, refer to the risk factors discussed under Part II – Other Information, “Item 1A. Risk Factors” below and in our other filings with the SEC.

The table below sets forth our monthly active users as of September 30, 2018 and 2017.

	As of September 30,
	2018	2017	Change
	(in millions, except percentages)
MAUs	191	150	41	28%

MAUs were 191 million as of September 30, 2018 and 150 million as of September 30, 2017, which represented an increase of 28%. The increase in MAUs benefited from our continued investment in driving the rapid growth of our Service, both through geographic expansion and consumer marketing. The increase also benefited from continued investment in content and features on our platform, including featured playlists, artist marketing campaigns, and original content to drive increased user engagement and customer satisfaction. MAUs were impacted positively by an increase in Premium Subscribers, as noted below.

Premium Subscribers

We define Premium Subscribers as users that have completed registration with Spotify and have activated a payment method for Premium Service. Our Premium Subscribers include all registered accounts in our Family Plan. Our Family Plan consists of one primary subscriber and up to five additional sub-accounts, allowing up to six Premium Subscribers per Family Plan Subscription. Premium Subscribers includes subscribers in a grace period of up to 30 days after failing to pay their subscription fee.

The table below sets forth our Premium Subscribers as of September 30, 2018 and 2017.

	As of September 30,
	2018	2017	Change
	(in millions, except percentages)
Premium Subscribers	87	62	25	40%

Premium Subscribers were 87 million as of September 30, 2018 and 62 million as of September 30, 2017, which represented an increase of 40%. The Family Plan was a meaningful contributor of total gross added Premium Subscribers, while our bi-annual global summer and holiday campaigns also accounted for a significant portion of gross added Premium Subscribers.

Ad-Supported MAUs

We define Ad-Supported MAUs as the total count of Ad-Supported users that have consumed content for greater than zero milliseconds in the last thirty days from the period-end indicated.

The table below sets forth our Ad-Supported MAUs as of September 30, 2018 and 2017.

	As of September 30,
	2018	2017	Change
	(in millions, except percentages)
Ad-Supported MAUs	109	91	18	20%

Ad-Supported MAUs were 109 million as of September 30, 2018 and 91 million as of September 30, 2017, which represented an increase of 20%. Growth in Ad-Supported MAUs benefited from our continued investment in driving the growth of our Ad-Supported Service, both through geographic expansion and consumer marketing.

Premium Subscriber growth continues to outpace growth in total MAU’s, which is why Ad-Supported MAU growth is trailing these two metrics. If this trend continues, it could become a drag on Ad-Supported Revenue growth, although increases in sell-through rates and advertising growth on podcasts could offset the effects of this slowing MAU growth on revenue growth.

Premium ARPU

Premium average revenue per user (“ARPU”) is a monthly measure defined as Premium revenue recognized in the quarter indicated divided by the average daily Premium Subscribers in such quarter, which is then divided by three months. Fiscal year-to-date figures are calculated by averaging Premium ARPU for the quarters in such period.

The table below sets forth our average Premium ARPU for the three and nine months ended September 30, 2018 and 2017.

	Three months ended September 30,				Nine months ended September 30,
	2018	2017	Change		2018	2017	Change
Premium ARPU	€4.73	€5.06	€(0.33)	(6)%	€4.78	€5.34	€(0.56)	(10)%

For the three months ended September 30, 2018 and 2017, Premium ARPU was €4.73 and €5.06, respectively, which represented a decrease of 6%. The decrease was due principally to growth of the Family Plan and movements in foreign exchange rates, reducing Premium ARPU by €0.17 and €0.10, respectively.

For the nine months ended September 30, 2018 and 2017, Premium ARPU was €4.78 and €5.34, respectively, which represented a decrease of 10%. The decrease was due principally to growth of the Family Plan and movements in foreign exchange rates, reducing Premium ARPU by €0.20 and €0.26, respectively.

How We Generate Revenue

We operate and manage our business in two reportable segments—Premium and Ad-Supported. We identify our reportable segments based on the organizational units used by management to monitor performance and make operating decisions. See Note 4 to our condensed consolidated financial statements for additional information regarding our reportable segments.

Premium

We generate revenue for our Premium segment through the sale of the Premium Service. The Premium Service is sold directly to end users and through partners who are generally telecommunications companies that bundle the subscription with their own services or collect payment for the stand-alone subscriptions from the end user.

Ad-Supported

We generate revenue for our Ad-Supported segment from the sale of display, audio, and video advertising delivered through advertising impressions. We generally enter into arrangements with advertising agencies that purchase advertising on our platform on behalf of the agencies’ clients.

Components of our Operating Results

Cost of Revenue. Cost of revenue consists predominantly of royalty and distribution costs related to content streaming. We incur royalty costs, which we pay to certain music record labels, publishers, and other rights holders, for the right to stream music to our users. Royalties are typically calculated monthly based on the combination of a number of different elements. Generally, Premium Service royalties are based on the greater of a percentage of revenue and a per user amount, while royalties for the Ad-Supported Service are based on the greater of a percentage of revenue and an amount for each time a sound recording and musical composition is streamed. We have negotiated lower per user amounts for our lower priced subscription plans such as Family Plan and Student Plan users. In our agreements with certain record labels, the percentage of revenue used in the calculation of royalties is generally dependent upon certain targets being met. The targets can include such measures as the number of Premium Subscribers, the ratio of Ad-Supported Users to Premium Subscribers, and/or the rates of Premium Subscriber churn. We are currently effectively meeting the targets and consequently we are generally paying the lowest percentage of revenue possible per the agreements. In addition, royalty rates vary by country. Some of our royalty agreements require that royalty costs be paid in advance or are subject to minimum guaranteed amounts. For the majority of royalty agreements incremental costs incurred due to un-recouped advances and minimum guarantees have not been significant to date. We also have certain so-called most favored nation royalty agreements, which require us to record additional costs if certain material contract terms are not as favorable as the terms we have agreed to with similar licensors.

In 2017, we entered into licensing agreements with Universal Music Group, Sony Music Entertainment, Warner Music Group, and with Music and Entertainment Rights Licensing Independent Network, among others. Our cost of revenue and gross margins have benefited from the terms of the new licensing agreements.

Cost of revenue also includes credit card and payment processing fees for subscription revenue, customer service, certain employee compensation and benefits, cloud computing, streaming, facility, and equipment costs, as well as amounts incurred to produce content for our Service.

Additionally, cost of revenue includes discounted trial costs related to our bi-annual trial programs. While we believe our trial programs help drive incremental revenue and gross margins as users convert to full-time Premium Subscribers, these trial programs, which typically begin in the last month of the second and fourth quarters of each year, lead to decreases in gross margins in the first and third quarter of each year as we absorb the promotional expenses of the discounted trial offers.

Research and development. Research and development expenses primarily comprise costs incurred for development of products related to our platform and Service, as well as new advertising products and improvements to our mobile application and desktop application, and streaming services. The costs incurred include related facility costs, consulting costs, and employee compensation and benefits costs. We expect engineers to represent a significant portion of our employees over the foreseeable future.

Sales and Marketing. Sales and marketing expenses primarily comprise employee compensation and benefits, live events and trade shows, public relations, branding, consulting expenses, customer acquisition costs, advertising, the cost of working with music record labels, publishers, songwriters, and artists to promote the availability of new releases on our platform, and the costs of providing free trials of Premium Services. Expenses included in the cost of providing free trials are derived primarily from per user royalty fees determined in accordance with the rights holder agreements.

General and Administrative. General and administrative expenses primarily comprise employee compensation and benefits for functions such as finance, accounting, analytics, legal, human resources, consulting fees, and other costs including facility and equipment costs. As a public company, we are implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We incur additional annual expenses related to these steps and, among other things, additional directors’ and officers’ liability insurance, director fees, reporting requirements of the SEC, transfer agent fees, NYSE listing fees, hiring additional accounting, legal and administrative personnel, increased auditing and legal fees, and similar expenses. We also recognized certain non-recurring costs as part of our transition to a publicly traded company, consisting of professional fees and other expenses. As part of our direct listing, these fees were expensed and not deducted from net proceeds to the issuer as they would be in an initial public offering.

Results of Operations

Revenue

	Three months ended September 30,				Nine months ended September 30,
	2018	2017	Change		2018	2017	Change
	(in € millions, except percentages)
Premium	1,210	923	287	31%	3,397	2,655	742	28%
Ad-supported	142	109	33	30%	367	286	81	28%
Total	1,352	1,032	320	31%	3,764	2,941	823	28%

Premium revenue

For the three months ended September 30, 2018 and 2017, Premium revenue comprised 89% of our total revenue. For the three months ended September 30, 2018 as compared to the three months ended September 30, 2017, Premium revenue increased €287 million or 31%. The increase was attributable primarily to a 40% increase in the number of Premium Subscribers partially offset by a decrease in ARPU of 6%, as noted above.

For the nine months ended September 30, 2018 and 2017, Premium revenue comprised 90% of our total revenue. For the nine months ended September 30, 2018 as compared to the nine months ended September 30, 2017, Premium revenue increased €742 million or 28%. The increase was attributable primarily to a 40% increase in the number of Premium Subscribers partially offset by a decrease in ARPU of 10%, as noted above.

Ad-Supported revenue

For the three months ended September 30, 2018 and 2017, Ad-Supported revenue comprised 11% of our total revenue. For the three months ended September 30, 2018 as compared to the three months ended September 30, 2017, Ad-Supported revenue increased €33 million or 30%. This increase was due primarily to year-over-year growth in our U.S. direct channel of 32% and global growth in our programmatic channel of 44%. Direct channel accounted for 78% of total Ad-Supported revenue for the three months ended September 30, 2018.

For the nine months ended September 30, 2018 and 2017, Ad-Supported revenue comprised 10% of our total revenue. For the nine months ended September 30, 2018 as compared to the nine months ended September 30, 2017, Ad-Supported revenue increased €81 million or 28%. This increase was due primarily to growth in our programmatic channel (i.e., impressions sold using an automated online platform), which grew revenue 55% period over period, accounting for 21% of our Ad-Supported revenue. Ad-Supported revenue growth also was driven by a 22% increase in the average rate per impression, as our premium video offerings outpaced overall growth, growing 39% and reaching 31% of Ad-Supported revenue.

Foreign exchange impact on total revenue

The general strengthening of the Euro relative to certain foreign currencies, primarily the Brazilian real and Argentine peso for the three months ended September 30, 2018 and the U.S. dollar for the nine months ended September 30, 2018, as compared to the same periods in 2017, had an unfavorable impact on our revenue. We estimate that total revenue for the three and nine months ended September 30, 2018 would have been approximately €24 million and €200 million higher, respectively, if foreign exchange rates had remained consistent with foreign exchange rates for the three and nine months ended September 30, 2017.

Cost of revenue

	Three months ended September 30,				Nine months ended September 30,
	2018	2017	Change		2018	2017	Change
	(in € millions, except percentages)
Premium	894	711	183	26%	2,502	2,107	395	19%
Ad-supported	116	91	25	27%	308	267	41	15%
Total	1,010	802	208	26%	2,810	2,374	436	18%

Premium cost of revenue

For the three months ended September 30, 2018 as compared to the three months ended September 30, 2017, Premium cost of revenue increased €183 million, or 26% and Premium cost of revenue as a percentage of Premium revenue decreased from 77% to 74%. The decrease in Premium cost of revenue as a percentage of Premium revenue was driven largely by a reduction in discounted trial costs, charges related to disputes with certain rights holders, payment fees, and streaming delivery costs as a percentage of revenue. The increase in Premium cost of revenue was driven primarily by the increase in new Premium Subscribers, which led to higher royalty costs and payment fees of €172 million and €6 million, respectively. The amount of discounted trial costs included in Premium cost of revenue for both the three months ended September 30, 2018 and 2017 was €27 million. The third quarter of 2017 included charges related to disputes with certain rights holders of €5 million.

For the nine months ended September 30, 2018 as compared to the nine months ended September 30, 2017, Premium cost of revenue increased €395 million, or 19%, and Premium cost of revenue as a percentage of Premium revenue decreased from 79% to 74%. This decrease in Premium cost of revenue as a percentage of Premium revenue was driven largely by a reduction in content costs pursuant to new licensing agreements and charges related to disputes with certain rights holders of €41 million recognized in the nine months ended September 30, 2017 that did not impact the nine months ended September 30, 2018. The increase in Premium cost of revenue was driven primarily by the increase in new Premium Subscribers, which led to higher royalty costs, payment fees, and streaming delivery costs of €391 million, €14 million, and €12 million, respectively. These increases were offset by changes in prior period estimates for rights holders liabilities of €17 million recognized in the nine months ended September 30, 2018, and a decrease in discounted trial costs of €4 million. The amount of discounted trial costs included in Premium cost of revenue for the nine months ended September 30, 2018 and 2017 was €66 million and €70 million, respectively.

Ad-Supported cost of revenue

For the three months ended September 30, 2018 as compared to the three months ended September 30, 2017, Ad-Supported cost of revenue increased €25 million, or 27%, and Ad-Supported cost of revenue as a percentage of Ad-Supported revenue decreased from 83% to 81%. The increase in Ad-Supported cost of revenue was driven primarily by the increase in Ad-Supported revenue and new Ad-Supported MAUs, which led to higher royalty costs of €23 million.

For the nine months ended September 30, 2018 as compared to the nine months ended September 30, 2017, Ad-Supported cost of revenue increased €41 million, or 15%, and Ad-Supported cost of revenue as a percentage of Ad-Supported revenue decreased from 93% to 84%. This decreased percentage was driven largely by a reduction in content costs pursuant to new licensing agreements. The increase in Ad-Supported cost of revenue was driven primarily by the increase in Ad-Supported revenue and new Ad-Supported MAUs, which led to higher royalty costs of €39 million. These increases were offset by charges related to disputes with certain rights holders of €9 million recognized in the nine months ended September 30, 2017 that did not impact the nine months ended September 30, 2018.

Foreign exchange impact on total cost of revenue

The general strengthening of the Euro relative to certain foreign currencies, primarily the Brazilian real and Swedish krona for the three months ended September 30, 2018 and the U.S. dollar for the nine months ended September 30, 2018, as compared to the same periods in 2017, had a favorable impact on our cost of revenue. We estimate that total cost of revenue for three and nine months ended September 30, 2018 would have been approximately €17 million and €152 million higher, respectively, if foreign exchange rates had remained consistent with foreign exchange rates for the three and nine months ended September 30, 2017.

Gross profit and gross margin

	Three months ended September 30,				Nine months ended September 30,
	2018	2017	Change		2018	2017	Change
	(in € millions, except percentages)
Gross profit
Premium	316	212	104	49%	895	548	347	63%
Ad-supported	26	18	8	44%	59	19	40	211%
Consolidated	342	230	112	49%	954	567	387	68%
Gross margin
Premium	26%	23%			26%	21%
Ad-supported	19%	17%			16%	7%
Consolidated	25%	22%			25%	19%

Premium gross profit and gross margin

For the three months ended September 30, 2018 as compared to the three months ended September 30, 2017, Premium gross profit increased by €104 million, and Premium gross margin increased from 23% to 26%. The increase was due to growth in revenue that outpaced the growth in content costs, due to the factors stated above.

For the nine months ended September 30, 2018 as compared to the nine months ended September 30, 2017, Premium gross profit increased by €347 million, and Premium gross margin increased from 21% to 26%. The increase was due to growth in revenue that outpaced the growth in content costs, due primarily to a decrease in content costs pursuant to new licensing agreements and charges for disputes recognized in the nine months ended September 30, 2017.

Ad-Supported gross profit and gross margin

For the three months ended September 30, 2018 as compared to the three months ended September 30, 2017, Ad-Supported gross profit increased by €8 million, and Ad-Supported gross margin increased from 17% to 19%. The increase was due to growth in revenue that exceeded the growth in the number of streams for sound recordings and musical compositions.

For the nine months ended September 30, 2018 as compared to the nine months ended September 30, 2017, Ad-Supported gross profit increased by €40 million, and Ad-Supported gross margin increased from 7% to 16%. The increase was due to growth in revenue that outpaced the growth in content costs, due primarily to a decrease in content costs pursuant to new licensing agreements.

Operating expenses

Research and development

	Three months ended September 30,				Nine months ended September 30,
	2018	2017	Change		2018	2017	Change
	(in € millions, except percentages)
Research and development	135	98	37	38%	393	273	120	44%
As a percentage of revenue	10%	9%			10%	9%

For the three months ended September 30, 2018 as compared to the three months ended September 30, 2017, research and development costs increased €37 million, or 38%. The increase was due primarily to an increase in personnel-related costs of €21 million, facilities costs of €5 million, and other employee costs of €4 million each resulting from increased headcount and leased office space to support our growth. The increase in personnel-related costs was due primarily to increased salaries of €10 million, social costs of €5 million, and share-based payments of €4 million.

For the nine months ended September 30, 2018 as compared to the nine months ended September 30, 2017, research and development costs increased €120 million, or 44%, as we continually enhance our platform to retain and grow our user base. The increase was due primarily to an increase in personnel-related costs of €80 million and facilities costs of €16 million, each resulting from increased headcount and leased office space to support our growth. There also was an increase in information technology costs of €10 million due to an increase in our usage of cloud computing services and additional software license fees. The increase in personnel-related costs was due primarily to increased social costs of €32 million, salaries of €29 million, and share-based payments of €13 million.

Sales and marketing

	Three months ended September 30,				Nine months ended September 30,
	2018	2017	Change		2018	2017	Change
	(in € millions, except percentages)
Sales and marketing	146	138	8	6%	457	394	63	16%
As a percentage of revenue	11%	13%			12%	13%

For the three months ended September 30, 2018 as compared to the three months ended September 30, 2017, sales and marketing expense increased by €8 million, or 6%. The increase was due primarily to an increase in personnel-related costs of €9 million partially offset by a decrease in the cost of providing free trials.  The increase in personnel-related costs was due primarily to increased salaries of €5 million.

For the nine months ended September 30, 2018 as compared to 2017, sales and marketing expense increased by €63 million, or 16%. The increase was due primarily to increased personnel-related costs of €29 million and facilities costs of €9 million, each resulting from increased headcount and leased office space to support our growth. There were also incremental advertising costs of €22 million for marketing campaigns in existing markets, as well as new markets related to our continued international expansion. In addition, there was an increase in information technology costs of €5 million due to an increase in our usage of cloud computing services and additional software license fees. These expenses were partially offset by a decrease in the cost of providing free trials of €7 million. The increase in personnel-related costs was due primarily to increased social costs of €12 million and salaries of €11 million.

General and administrative

	Three months ended September 30,				Nine months ended September 30,
	2018	2017	Change		2018	2017	Change
	(in € millions, except percentages)
General and administrative	67	67	—	0%	241	191	50	26%
As a percentage of revenue	5%	6%			6%	6%

For each of the three months ended September 30, 2018 and 2017, general and administrative expense was €67 million. An increase in personnel-related costs of €4 million and facilities costs of €4 million, each resulting from increased headcount and leased office space to support our growth was offset by a decrease in external consulting and legal fees of €7 million.

For the nine months ended September 30, 2018 as compared to the nine months ended September 30, 2017, general and administrative expense increased €50 million or 26%. The increase was due primarily to incremental expenses relating to our direct listing of €35 million. There also was an increase in personnel-related costs of €18 million and facilities costs of €13 million, each resulting from increased headcount and leased office space. The increase in personnel-related costs was due primarily to increased social costs of €13 million and salaries of €9 million. These expenses were partially offset by a decrease in external consulting and legal fees of €15 million.

Finance income

Finance income consists of fair value adjustment gains on financial instruments, interest income earned on our cash and cash equivalents and short-term investments, and foreign currency gains.

	Three months ended September 30,				Nine months ended September 30,
	2018	2017	Change		2018	2017	Change
	(in € millions, except percentages)
Finance income	10	14	(4)	(29)%	66	82	(16)	(20)%
As a percentage of revenue	1%	1%			2%	3%

For the three months ended September 30, 2018 as compared to the three months ended September 30, 2017, finance income decreased €4 million due primarily to a decrease in fair value gains on our contingent options of €9 million compared to the prior period, partially offset by an increase in interest and other financial income of €4 million. The contingent options were derecognized upon our direct listing on April 3, 2018.

For the nine months ended September 30, 2018 as compared to the nine months ended September 30, 2017, finance income decreased €16 million. The decrease in finance income was due primarily to a decrease in fair value gains on our contingent options of €66 million. This was partially offset by an increase in foreign exchange gains on the remeasurement of monetary assets and liabilities in a transaction currency other than the functional currency of €36 million and an increase in fair value gains on non-designated hedges of €8 million.

Finance costs

Finance costs consist of fair value adjustment losses on financial instruments and foreign currency losses.

	Three months ended September 30,				Nine months ended September 30,
	2018	2017	Change		2018	2017	Change
	(in € millions, except percentages)
Finance costs	(85)	(219)	134	(61)%	(582)	(429)	(153)	36%
As a percentage of revenue	(6)%	(21)%			(15)%	(15)%

For the three months ended September 30, 2018 as compared to the three months ended September 30, 2017, finance costs decreased €134 million due primarily to a decrease of €106 million in mark to market losses associated with the Convertible Notes of the Group recognized in the three months ended September 30, 2017 that did not impact the three months ended September 30, 2018 as the Convertible Notes expired upon our direct listing. In addition, foreign exchange losses on the remeasurement of monetary assets and liabilities in a transaction currency other than the functional currency decreased €34 million. These expenses were partially offset by the expense recorded for outstanding warrants that increased by €5 million, due primarily to the increase in the value of the Company’s ordinary shares.

For the nine months ended September 30, 2018 as compared to the nine months ended September 30, 2017, finance costs increased €153 million due primarily to an increase in the fair value of outstanding warrants and Convertible Notes. The expense recorded for outstanding warrants and Convertible Notes increased by €219 million and €34 million, respectively, due to the increase in the value of the Company’s ordinary shares and the issuance of additional warrants in July 2017. These expenses were partially offset by a decrease in foreign exchange losses on the remeasurement of monetary assets and liabilities in a transaction currency other than the functional currency of €101 million.

Income tax (benefit)/expense

For the three and nine months ended September 30, 2018, income tax benefit was €125 million and €134 million respectively, due primarily to the recognition of deferred taxes as a result of the unrealized increase in the fair value of our long term investment in TME.

Net income/(loss) attributable to owners of the parent

	Three months ended September 30,				Nine months ended September 30,
	2018	2017	Change		2018	2017	Change
	(in € millions, except percentages)
Net income/(loss) attributable to owners of the parent	43	(278)	321	(115)%	(520)	(639)	119	(19)%

For the three months ended September 30, 2018, as compared to the three months ended September 30, 2017, net income/(loss) attributable to owners of the parent changed by €321 million, or 115%, due to the factors stated above. For the nine months ended September 30, 2018 as compared to the nine months ended September 30, 2017, net loss attributable to owners of the parent decreased €119 million, or 19%, due to the factors stated above.

EBITDA

	Three months ended September 30,				Nine months ended September 30,
	2018	2017	Change		2018	2017	Change
	(in € millions, except percentages)
EBITDA	1	(58)	59	(102)%	(113)	(250)	137	55%
As a percentage of revenue	0%	(6)%			(3)%	(9)%

For the three months ended September 30, 2018 as compared to the three months ended September 30, 2017, EBITDA increased by €59 million or 102%. The increase was due primarily to a decrease in our operating losses of €67 million.

For the nine months ended September 30, 2018 as compared to the nine months ended September 30, 2017, EBITDA loss decreased €137 million or 55%. The decrease was due primarily to a decrease in our operating losses of €154 million, partially offset by a decrease in depreciation of €17 million. For a discussion of the limitations associated with using EBITDA rather than IFRS measures and a reconciliation of EBITDA to net income/(loss) attributable to owners of the parent, see “Non-IFRS Financial Measures.”

Non-IFRS Financial Measures

We define EBITDA as net income/(loss) attributable to owners of the parent before finance income/(costs)—net, income tax (benefit)/expense, and depreciation and amortization. We believe EBITDA is useful to our management and investors as a measure of comparative operating performance from period to period and among companies as it is reflective of changes in pricing decisions, cost controls, and other factors that affect operating performance, and it removes the effect of items not directly resulting from our core operations. We believe that EBITDA also is useful to investors because this metric is frequently used by securities analysts, investors, and other interested parties in their evaluation of the operating performance of companies in the technology industry and other industries similar to ours. Our management also uses EBITDA for planning purposes, including the preparation of our annual operating budget and financial projections. EBITDA has limitations as an analytical tool. EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Additionally, EBITDA is not intended to be a measure of discretionary cash to invest in the growth of our business, as it does not reflect tax payments, debt service requirements, capital expenditures, and certain other cash costs that may recur in the future. Management compensates for these limitations by relying on our results reported under IFRS as issued by International Accounting Standards Board (“IASB”) in addition to using EBITDA supplementally.

We define “Free Cash Flow” as net cash flows (used in)/from operating activities less capital expenditures and change in restricted cash. We believe Free Cash Flow is a useful supplemental financial measure for us and investors in assessing our ability to pursue business opportunities and investments and to service our debt. Free Cash Flow is not a measure of our liquidity under IFRS and should not be considered as an alternative to net cash flows (used in)/from operating activities.

EBITDA and Free Cash Flow are non-IFRS measures and are not a substitute for IFRS measures in assessing our overall financial performance. Because EBITDA and Free Cash Flow are not measurements determined in accordance with IFRS, and are susceptible to varying calculations, it may not be comparable to other similarly titled measures presented by other companies. You should not consider EBITDA and Free Cash Flow in isolation, or as a substitute for an analysis of our results as reported on our condensed consolidated financial statements appearing elsewhere in this document.

Set forth below is a reconciliation of EBITDA to net income/(loss) attributable to owners of the parent.

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
	(in € millions)
Net income/(loss) attributable to owners of the parent	43	(278)	(520)	(639)
Finance (income)/costs – net	76	205	517	346
Income tax (benefit)/expense	(125)	—	(134)	2
Depreciation and amortization	7	15	24	41
EBITDA	1	(58)	(113)	(250)

Set forth below is a reconciliation of Free Cash Flow to net cash flows from operating activities for the periods presented.

	Nine months ended September 30,
	2018	2017
	(in € millions)
Net cash flows from operating activities	194	84
Capital expenditures	(60)	(15)
Change in restricted cash	(9)	(35)
Free Cash Flow	125	34

Liquidity and Capital Resources

Our principal sources of liquidity are our cash and cash equivalents, short term investments, and cash generated from operating activities. Cash and cash equivalents and short term investment securities consist mostly of cash on deposit with banks, investments in money market funds, investments in government securities, corporate debt securities, and collateralized reverse purchase agreements. Cash and cash equivalents and short-term investments increased by €255 million from €1,509 million as of December 31, 2017 to €1,764 million as of September 30, 2018.

We believe our existing cash and cash equivalent balances and the cash flow we generate from our operations will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months. However, our future capital requirements may be materially different from those currently planned in our budgeting and forecasting activities and depend on many factors, including our rate of revenue growth, the timing and extent of spending on content and research and development, the expansion of our sales and marketing activities, the timing of new product introductions, market acceptance of our products, our continued international expansion, competitive factors, and overall economic conditions, globally. To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may be required to seek additional equity or debt financing. The sale of additional equity would result in additional dilution to our shareholders, while the incurrence of debt financing or convertible debt would result in debt service obligations. Such debt instruments also could introduce covenants that might restrict our operations. We cannot assure you that we could obtain additional financing on favorable terms or at all. For additional information, refer to the risk factors discussed under Part II – Other Information, “Item 1A. Risk Factors” below and in our other filings with the SEC.

We have planned capital expenditures of more than €275 million associated with the build-out of office space in New York, London, Los Angeles, Stockholm, and Boston among others, which are expected to be substantially complete by the end of 2019.

Cash Flow

	Nine months ended September 30,
	2018	2017
	(in € millions)
Net cash flows from operating activities	194	84
Net cash flows from/(used in) investing activities	278	(156)
Net cash flows from financing activities	147	27
Free Cash Flow(1)	125	34

For a discussion of the limitations associated with using Free Cash Flow rather than IFRS measures, and a reconciliation of Free Cash Flow to net cash flows from operating activities, see “Non-IFRS Financial Measures” above.

Operating activities

Net cash flows from operating activities increased by €110 million to €194 million for the nine months ended September 30, 2018 as compared to the nine months ended September 30, 2017, due primarily to a decrease in operating losses of €154 million offset by €35 million of charges related to our direct listing and other changes in working capital.

Investing activities

Net cash flows from investing activities increased by €434 million for the nine months ended September 30, 2018 as compared to the nine months ended September 30, 2017, due primarily to a change from a cash outflow to a cash inflow for purchases and sales of short term investments of €452 million and a decrease in the change in restricted cash of €26 million, partially offset by an increase in purchases of property and equipment of €45 million.

Financing activities

Net cash flows from financing activities increased by €120 million for the nine months ended September 30, 2018 as compared to the nine months ended September 30, 2017, due primarily to an increase in proceeds from the exercise of share options of €124 million.

Free Cash Flow

Free Cash Flow increased by €91 million to €125 million for the nine months ended September 30, 2018 as compared to the nine months ended September 30, 2017, due primarily to the increase in net cash flows from operating activities of €110 million and a decrease in the change in restricted cash of €26 million, offset by an increase in capital expenditures of €45 million.

Restrictions on Subsidiaries to Transfer Funds

The payment of dividends and the making, or repayment, of loans and advances to the Company by the Company’s direct subsidiaries and such payments by its indirect subsidiaries to their respective parent entities are subject to various restrictions. Future indebtedness of these subsidiaries may prohibit the payment of dividends or the making, or repayment, of loans or advances to the Company. In addition, the ability of any of the Company’s direct or indirect subsidiaries to make certain distributions may be limited by the laws of the relevant jurisdiction in which the subsidiaries are organized or located, including financial assistance rules, corporate benefit laws, liquidity requirements, requirements that dividends must be paid out of reserves available for distribution, and other legal restrictions which, if violated, might require the recipient to refund unlawful payments. Spotify AB, which, directly or indirectly through its subsidiaries, conducts much of the Group’s business, may only make dividends to the Company if there would continue to be full coverage of its restricted equity following such dividend, and only if doing so would be considered prudent under Swedish law given the needs of Spotify AB and its subsidiaries. Loans and other advances from Spotify AB to the Company may be subject to essentially the same restrictions as dividends. Since the Company is expected to rely primarily on dividends from its direct and indirect subsidiaries to fund its financial and other obligations, restrictions on its ability to receive such funds may adversely impact the Company’s ability to fund its financial and other obligations.

Indebtedness

As of September 30, 2018, we have no outstanding indebtedness. We may from time to time seek to incur indebtedness. Such indebtedness, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions, and other factors. The amounts involved may be material. For additional information regarding our interest rate risk, see “Item 3. Quantitative and Qualitative Disclosures About Market Risk” below.

Off-Balance Sheet Arrangements

As of September 30, 2018, we do not have transactions with unconsolidated entities, such as entities often referred to as structured finance or special purpose entities, whereby we have financial guarantees, subordinated retained interests, derivative instruments, or other contingent arrangements that expose us to material continuing risks, contingent liabilities, or any other obligation under a variable interest in an unconsolidated entity that provides financing, liquidity, market risk, or credit risk support to us.

Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of September 30, 2018:

	Payments due by period
Contractual obligations:	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in € millions)
Minimum guarantees[1]	572	484	88	—	—
Operating lease obligations[2]	833	54	146	141	492
Purchase obligations[3]	310	41	269	—	—
Total	1,715	579	503	141	492

(1)

We are subject to minimum royalty payments associated with our license agreements for the use of licensed content. See risk factors discussed under Part II – Other Information, Item 1A. “Risk Factors” below and in our other filings with the SEC.

(2)	Operating lease obligations relate to our office space. The lease terms are between one and seventeen years, and the majority of the lease agreements are renewable at the end of the lease period.
(3)	We are subject to a service agreement with Google for the use of Google Cloud Platform with minimum spend commitments.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

Our activities expose us to a variety of market risks. Our primary market risk exposures relate to currency, interest rate, share price and investment risks. To manage these risks and our exposure to the unpredictability of financial markets, we seek to minimize potential adverse effects on our financial performance and capital.

Currency Risk

Currency risk manifests itself in transaction exposure, which relates to business transactions denominated in foreign currency required by operations (purchasing and selling) and/or financing (interest and amortization). In 2017, we began entering into multiple foreign exchange forward contracts. Our general policy is to hedge transaction exposure on a case-by-case basis. Translation exposure relates to net investments in foreign operations. We do not conduct translation risk hedging.

Transaction Exposure Sensitivity

In most cases, our customers are billed in their respective local currency. Major payments, such as salaries, consultancy fees, and rental fees are settled in local currencies. Royalty payments are primarily settled in Euros and U.S. dollars. Hence, the operational need to net purchase foreign currency is due primarily to a deficit from such settlements.

The table below show the immediate impact on net income before tax of a 10% strengthening in the closing exchange rate of significant currencies to which we have transaction exposure, at September 30, 2018. The sensitivity associated with a 10% weakening of a particular currency would be equal and opposite. This assumes that each currency moves in isolation.

2018	AUD	USD
	(in € millions)
Decrease in loss before tax	16	16

Translation Exposure Sensitivity

The impact on our equity would be approximately €18 million and €27 million if the Euro weakened by 10% against all translation exposure currencies, based on the exposure at September 30, 2018 and December 31, 2017, respectively.

Interest Rate Risk

Interest rate risk is the risk that changes in interest rates will have a negative impact on earnings and cash flow.  Our exposure to interest rate risk is related to our interest-bearing assets, primarily our short term debt securities. Fluctuations in interest rates impact the yield of the investment. The sensitivity analysis considered the historical volatility of short term interest rates and determined that it was reasonably possible that a change of 100 basis points could be experienced in the near term. A hypothetical 100 basis point increase in interest rates would have impacted interest income by €1 million and €5 million for the three and nine months ended September 30, 2018, respectively.

Share Price Risk

Share price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in the fair value of the Company’s ordinary share price. Our exposure to this risk relates primarily to the outstanding warrants.

The impact on the fair value of the warrants with an increase or decrease in the Company’s ordinary share price of 10% results in a range of €609 million to €817 million at September 30, 2018 and €275 million to €403 million at December 31, 2017.

The impact on the accrual for social costs on outstanding share-based payment awards of an increase or decrease in the Company’s ordinary share price of 10% would result in a change of €20 million and €16 million at September 30, 2018 and December 31, 2017, respectively.

Investment Risk

We are exposed to investment risk as it relates to changes in the market value of our long term investments. The majority of our long term investments relate to TME. The impact on the fair value of the Group’s long term investments using reasonably possible alternative assumptions with an increase or decrease in the share price used to value our equity interest of 10% results in a range of €1,430 million to €1,748 million at September 30, 2018 and €819 million to €1,001 million at December 31, 2017.

Critical Accounting Policies, Estimates

We prepare our condensed consolidated financial statements in accordance with IFRS as issued by the IASB. Preparing these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, equity, revenue, expenses, and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results may differ from these estimates.

We believe that the assumptions and estimates associated with revenues, share-based payments, ordinary share valuations, content, Convertible Notes, warrants, and income taxes have the greatest potential impact on our condensed consolidated financial statements. Therefore, we consider these to be our critical accounting policies and estimates.

There have been no material changes to our critical accounting policies and estimates as compared to the critical accounting policies and estimates described in the Prospectus, dated April 3, 2018, filed with the SEC in accordance with Rule 424(b) of the Securities Act of 1933, as amended, on April 3, 2018 (the “Prospectus”).

Recent Accounting Pronouncements

See Note 2 to our interim condensed consolidated financial statements included in this document for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the dates of the statement of financial position included in this document.

PART II – OTHER INFORMATION

Item 1. Legal Proceedings

The Company is from time to time subject to various claims, lawsuits and other legal proceedings. Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties. Accordingly, our potential liability with respect to a large portion of such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management, with the assistance of legal counsel, periodically reviews the status of each significant matter and assesses potential financial exposure. The Company recognizes provisions for claims or pending litigation when it determines that an unfavorable outcome is probable and the amount of loss can be reasonably estimated. Due to the inherent uncertain nature of litigation, the ultimate outcome or actual cost of settlement may materially vary from estimates. If management’s estimates prove incorrect, current reserves could be inadequate and the Company could incur a charge to earnings which could have a material adverse effect on its results of operations, financial condition, net worth, and cash flows.

Between December 2015 and January 2016, two putative class action lawsuits were filed against us in the U.S. District Court for the Central District of California, alleging that we unlawfully reproduced and distributed musical compositions without obtaining licenses. These cases were subsequently consolidated in May 2016 and transferred to the U.S. District Court for the Southern District of New York in October 2016, as Ferrick et al. v. Spotify USA Inc., No. 1:16-cv-8412-AJN (S.D.N.Y.). In May 2017, the parties reached a signed class action settlement agreement which the court has preliminarily approved, pursuant to which we will be responsible for (i) a US$43 million cash payment to a fund for the class, (ii) all settlement administration and notice costs, expected to be between US$1 million to US$2 million, (iii) a direct payment of class counsel’s attorneys’ fees of up to US$5 million dollars, (iv) future royalties for any tracks identified by claimants, as well as other class members who provide proof of ownership following the settlement, and (v) reserving future royalties for unmatched tracks. On May 22, 2018, the court granted final approval of the settlement. The court’s order granting approval of the settlement has been appealed by objectors to the U.S. Court of Appeals for the Second Circuit; those appeals are currently pending.

Even if the approval of the settlement is upheld on appeal, we may still be subject to claims of copyright infringement by rights holders who have purported to opt out of the settlement or who may not otherwise be covered by its terms. For example, since July 2017, six lawsuits alleging unlawful reproduction and distribution of musical compositions have been filed against us in (i) the U.S. District Court for the Middle District of Tennessee (Bluewater Music Services Corporation v. Spotify USA Inc., No. 3:17-cv-01051; Gaudio et al. v. Spotify USA Inc., No. 3:17-cv-01052; Robertson et al. v. Spotify USA Inc., No. 3:17-cv-01616; and A4V Digital, Inc. et al. v. Spotify USA Inc., 3:17-cv-01256), (ii) in the U.S. District Court for the Southern District of Florida (Watson Music Group, LLC v. Spotify USA Inc., No. 0:17-cv-62374), and (iii) the U.S. District Court for the Central District of California (Wixen Music Publishing Inc. v. Spotify USA, Inc., 2:17-cv-09288) (alleging that Spotify has infringed the copyrights in over 10,000 musical compositions). The complaints seek an award of damages, including the maximum statutory damages allowed under U.S. copyright law of US$150,000 per work infringed. We intend to vigorously defend the claims.

Item 1A. Risk Factors

There have been no material changes from the risk factors described in the Prospectus.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3. Defaults Upon Senior Securities

None.

Item 5. Other Information

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spotify Technology S.A.

Date: November 1, 2018	By:	/s/ Barry McCarthy
	Name:	Barry McCarthy
	Title:	Chief Financial Officer